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03002448

UNITED STATES
...ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF3-3-03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003
181

SEC FILE NUMBER
8- 86 80

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  V. M. Manning & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  211 East Washington Street
                                    (No. and Street)

Greenville,	South Carolina	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Nelson B. Arrington, III   (864) 232-8231
                                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Elliott Davis, LLC
                          (Name — if individual, state last, first, middle name)

P. O. Box 6286	Greenville,	South Carolina	29606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 1 1 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 0 2003

MAR 1 0 2003

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless the form displays
                        a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Nelson B. Arrington, III___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___V. M. Manning & Company, Inc.___, as of ___December 31,___, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ☒☒☒☒☒☒☒☒☒☒☒☒☒☒☒☒☒☒ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not Consolidated
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A (Revenues under $500,000)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

V. M. MANNING & COMPANY, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

(Pursuant to paragraph (d) of Rule 17a-5
of Securities and Exchange Commission)

V. M. MANNING & COMPANY, INC.

GREENVILLE, SOUTH CAROLINA

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations and retained earnings	3
Statement of cash flows	4
Statement of changes in stockholder's equity	5
Statement of changes in liabilities subordinated to claims of general creditors	6
NOTES TO FINANCIAL STATEMENTS	7 - 9
SUPPLEMENTARY INFORMATION	10
1 - Computation of net capital pursuant to Rule 15c3-1	11
2 - Computation for determination of reserve requirements pursuant to Rule 15c3-3	12
3 - Information relating to the possession or control requirements under Rule 15c3-3	13
4 - Reconciliation pursuant to Rule 17a-5(d)(4)	14
5 - Schedule of aggregate indebtedness	15
6 - Reconciliation of preliminary net income to final	16
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL	17 - 18



Elliott Davis, LLC
Advisors-CPAs-Consultants

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

EllottDavis

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of *V. M. Manning & Company, Inc.* as of December 31, 2002 and the related statements of operations and retained earnings, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of *V. M. Manning & Company, Inc.* as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

February 10, 2003

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	187,181
DEPOSIT WITH CLEARING AGENT		15,000
MANAGEMENT FEES RECEIVABLE		26,547
RECEIVABLES FROM STOCKHOLDERS		19,800
INCOME TAX REFUND RECEIVABLE		85
SECURITIES OWNED		190,415
COINS		8,129
PROPERTY AND EQUIPMENT (net of accumulated depreciation of $10,494)		17,700
	$	464,857

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$	44,158
PAYABLE TO CLEARING AGENT			1,254
SUBORDINATED LOAN AGREEMENT			125,000
STOCKHOLDERS' EQUITY			
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500		
Retained earnings	286,945		294,445
		$	464,857

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2002

REVENUES

Commissions		$ 102,195
Investment management fee income		102,349
Net inventory and investment loss		(62,292)
Interest, dividends and other		13,764
		156,016

EXPENSES

Commissions	$ 89,311	
Communications	5,911	
Taxes other than income	13,961	
Other	107,735	216,918
Loss before income taxes		(60,902)

PROVISION FOR INCOME TAXES   -

Net loss	(60,902)

RETAINED EARNINGS, BEGINNING OF YEAR   347,847

RETAINED EARNINGS, END OF YEAR $ 286,945

NET LOSS PER SHARE $ (8.12)

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

OPERATING ACTIVITIES

Net loss	$ (60,902)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	1,110
Changes in deferred and accrued amounts	
Management fees receivable	6,361
Securities owned	68,258
Accrued expenses and other liabilities	4,471
Payable to clearing agent	7
Income tax refund receivable	7,765
Receivable from related party	15,000
Net cash provided by operating activities	42,070

INVESTING ACTIVITY

Purchase of property and equipment	(18,000)

FINANCING ACTIVITY

Proceeds from subordinated loan agreement	125,000
Increase in cash and cash equivalents	149,070

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR   38,111

CASH AND CASH EQUIVALENTS, END OF YEAR $ 187,181

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$	355,347
NET LOSS FOR THE YEAR		(60,902)
STOCKHOLDERS' EQUITY, END OF YEAR	$	294,445

The accompanying notes are an integral part of this financial statement.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2002

BALANCE, BEGINNING OF YEAR $ -

ELIMINATION OF LIABILITIES SUBORDINATED TO
    CLAIMS OF GENERAL CREDITORS   -

BALANCE, END OF YEAR $ -

The accompanying notes are an integral part of this financial statement.

-6-

V. M. MANNING & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

The Company is a securities broker with one office located in Greenville, South Carolina. The Company trades securities for its individual and institutional customers, most of which are located in the southeastern United States.

Cash equivalents

The Company considers all short-term nonequity investments with an original maturity of three months or less to be cash equivalents.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Securities that are bought principally for the purpose of selling them are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

The fair value of substantially all securities is determined by quoted market prices.

Property and equipment

Property and equipment are carried at cost, with depreciation being provided using straight-line and accelerated methods over the assets' useful lives.

Settlement date

Customer trades are accounted for on the settlement date basis.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings (loss) per common share

Earning (loss) per common share are computed based on the weighted average number of shares outstanding during each period in accordance with SFAS 128, "Earnings Per Share".

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Securities owned at December 31, 2002 consist of trading and investment securities carried at a quoted market value of $190,415.

Coins owned at December 31, 2002 consist of antique American coins carried at a quoted market value of $8,129.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2002:

	Life in years	Cost
Automobile	5	$ 18,000
Office furniture and equipment	5	5,232
Telephone equipment	5	4,962
		28,194
Less accumulated depreciation		10,494
		$ 17,700

Depreciation expense totaled $1,110 for 2002.

NOTE 4 - INCOME TAXES

The Company has deferred tax assets primarily related to net operating losses and unrealized loss on securities. The Company has recorded a 100 percent valuation allowance against the deferred tax assets due to uncertainty of their ultimate realization. No current year provision is required based on the valuation allowance.

NOTE 5 - CLEARING AGREEMENT

Throughout 2002, the Company contracted with a clearing agent to act on a fully disclosed basis for all accounts. The Company acts as introducing broker, and customer accounts so designated are carried on the books of the clearing agent.

NOTE 6 - SUBORDINATED LOAN AGREEMENT

In December 2002, the Company entered into a $125,000 subordinated loan agreement ("loan") with an employee. Upon approval of the National Association of Securities Dealers ("NASD"), the loan is eligible for inclusion in the Company's net capital. The loan has no interest rate and matures on December 31, 2008 with a balloon payment. As part of the employment agreement, the Company pays the employee all interest earned on the invested funds, net of applicable expenses. On January 1, 2003, the NASD approved the loan.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission (SEC), was $164,053 as of December 31, 2002. At this date, the required net capital was $100,000.

The SEC requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to one. As of December 31, 2002, the Company's ratio was 1.04 to one.

NOTE 8 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2002:

Cash and cash equivalents	$ 187,181
Cash segregated in compliance with federal and other regulations	-
	$ 187,181

In 2002, cash was paid for state corporate income tax estimates in the amount of $255.

NOTE 9 - RELATED PARTY TRANSACTIONS

During 2002, the Company paid three stockholder-employees a total of $116,541 in commissions and salary. All were employed substantially full-time in the Company.

As of December 31, 2002, the Company had receivables from stockholders totaling $19,800.

The Company leases its premises from a related party under a month-to-month lease for $1,200 per month.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

V. M. MANNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

TOTAL OWNERSHIP EQUITY		$ 294,445
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		294,445
DEDUCT		
Nonallowable (a)		103,229
Net capital before haircuts on securities positions		191,216
HAIRCUTS - Securities in inventory (b)		27,163
Net capital		**$ 164,053**

(a)	Nonallowable securities	$	57,600
	Receivables from stockholders and related party		19,800
	Book value of property and equipment		17,700
	Coins		8,129
		$	**103,229**

(b)	Other securities haircuts		
	[15c3-l(c)(2)(vi)(J)]	**$**	**27,163**

V. M. MANNING & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

CREDIT BALANCES
    Free credit balances and other balances in
        customers' security accounts $ -
    Market value of securities which are in transfer
        in excess of forty calendar days and have not
        been confirmed to be in transfer by the trans-
        fer agent or the issuer during the forty days   -
    Customers' securities failed to receive   -

        Total 15c3-3 credits   -

DEBIT BALANCES
    Debit balances in customers' cash and margin
        accounts excluding unsecured accounts and
        accounts doubtful of collection, net of
        deductions pursuant to Rule 15c3-3   -
    Failed to deliver of customers' securities
        not older than thirty days   -

        Total 15c3-3 debits   -

        $ -

V. M. MANNING & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

Customers' fully paid securities and excess margin
   securities not in the respondent's possession or
   control as of the report date (for which instructions to reduce to possession or control had been
   issued as of the report date) but for which the
   required action was not taken by respondent within
   the time frames specified under Rule 15c3-3 $ -

      Number of items   -

Customers' fully paid securities and excess margin
   securities for which instructions to reduce to
   possession or control had not been issued as of
   the report date, excluding items arising from
   "temporary lags which result from normal business
   operations" as permitted under Rule 15c3-3   -

      Number of items   -

                                                                 $ -

V. M. MANNING & COMPANY, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

	Unaudited	Adjustments Dr.	(Cr.)	Audited
ALLOWABLE ASSETS				
Cash	$ 139,110	$ (1) 48,071		$ 187,181
Management fees receivable	26,547			26,547
Securities	238,486	(1)	(48,071)	190,415
Deposit with clearing agent	15,000			15,000
NON-ALLOWABLE ASSETS				
Book value of property and equipment	17,700			17,700
OTHER ASSETS	28,014			28,014
Total assets	$ 464,857			$ 464,857
PAYABLE TO CLEARING AGENT	$ 1,254			$ 1,254
ACCRUED EXPENSES AND OTHER	44,158			44,158
SUBORDINATED LOAN AGREEMENT	125,000			125,000
Total liabilities	170,412			170,412
CAPITAL ACCOUNTS				
Stock	7,500			7,500
Retained earnings	286,945			286,945
Total capital	294,445			294,445
Total liabilities and capital	$ 464,857			$ 464,857

(1) To reclassify cash held in securities account

-14-

V. M. MANNING & COMPANY, INC.
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002

Payroll taxes withheld and accrued	$	31,995
Commissions due to salesmen		12,163
Subordinated loan agreement		125,000
Payable to clearing agent		1,254
	$	170,412

V. M. MANNING & COMPANY, INC.
RECONCILIATION OF PRELIMINARY NET INCOME TO FINAL
For the year ended December 31, 2002

Net loss per preliminary FOCUS report	$	(60,902)
Adjustment		-
Net loss per final statement of operations	$	(60,902)



Elliott Davis

Elliott Davis, LLC
Advisors · CPAs · Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS'
REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements of *V. M. Manning & Company, Inc.* for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Elliott Davis, LLC

February 10, 2003